UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __) *

SOCIAL REALITY, INC.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

83362P102

(CUSIP Number)

June 5, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☑

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Cusip No.
83362P102	SCHEDULE 13G	Page 2 of 4

(1)

NAME OF REPORTING PERSONS

G. Tyler Runnels

(2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

(3)

SEC USE ONLY

(4)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)

SOLE VOTING POWER – 1,995,393 shares of Class A common stock

(6)

SHARED VOTING POWER – none

(7)

SOLE DISPOSITIVE POWER – 1,995,393 shares of Class A common stock

(8)

SHARED DISPOSITIVE POWER – none

(9)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,995,393 shares of Class A common stock (A)

(10)

CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7%

(12)

TYPE OF REPORTING PERSON

IN

(A)

The number of shares of Class A common stock beneficially owned by Mr. Runnels includes: (i) 1,409,093 shares which are held by the Runnels Family Trust DTD 1-11-2000 (the “Runnels Family Trust”), of which Mr. Runnels, with Jasmine N. Runnels, is trustee; (ii) 50,000 shares which are held by High Tide, LLC (“High Tide”), of which Mr. Runnels is the manager; (iii) 256,300 shares which are held by T.R. Winston & Company, LLC (“TR Winston”), of which Mr. Runnels is the majority owner; and (iv) 280,000 shares which are held by TRW Capital Management, LLC ("TRW Capital Management") of which Mr. Runnels is the manager and majority owner.

The number of shares of Class A common stock beneficially owned by Mr. Runnels excludes: (i) 275,000 shares underlying warrants which are held by the Runnels Family Trust; (ii) 25,000 shares underlying a warrant which is held by High Tide; (iii) 1,331,678 shares underlying warrants which are held by TR Winston; and (iv) 130,000 shares underlying a warrant which is held by TRW Capital Growth Fund, LLC ("TRW Capital Growth") of which Mr. Runnels is the manager and majority owner.   Under the terms of the warrants, the holder may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of Class A common stock which would exceed 4.99% of Social Reality, Inc.’s then outstanding shares of Class A common stock following such exercise. This limitation may be increased to 9.99% at the holder’s option upon 61 days notice to Social Reality, Inc.

Cusip No.
83362P102	SCHEDULE 13G	Page 3 of 4

ITEM 1(a).

NAME OF ISSUER

Social Reality, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

456 Seaton Street

Los Angeles, CA  90013

ITEM 2(a).

NAME OF PERSON FILING.

G. Tyler Runnels

ITEM 2(b).

ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

The principal business office of the Reporting Persons is 2049 Century Park East, Suite 320, Los Angeles, CA 90067.

ITEM 2(c).

CITIZENSHIP.

United States

ITEM 2(d).

TITLE OF CLASS OF SECURITIES:

Class A common stock, par value $0.001

ITEM 2(e).

CUSIP No.

83362P102

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

Not applicable.

ITEM 4.

OWNERSHIP

(a)

Amount beneficially owned: 1,995,393 shares of Class A common stock (see Footnote A on page 2 hereof)

(b)

Percentage of class: 6.7%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: 1,995,393 shares of Class A common stock

(ii)

Shared power to vote or to direct the vote:  none

(iii)

Sole power to dispose or to direct the disposition of: 1,995,393 shares of Class a common stock

(iv)

Shared power to dispose or to direct the disposition of: none

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Cusip No.
83362P102	SCHEDULE 13G	Page 4 of 4

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 10, 2016	/s/ G. Tyler Runnels
G. Tyler Runnels